

OFFERING MEMORANDUM

facilitated by



Commongrounds Cooperative

FORM C

OFFERING

MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Commongrounds Cooperative
State of Organization	MI
Date of Formation	03/22/2018
Entity Type	Corporation
Street Address	425 Boardman Ave Ste C, Traverse City MI, 49684
Website Address	https://www.commongrounds.coop/

(B) Directors and Officers of the Company

Key Person		Christopher J Treter
Position with the Company		
	Title	Secretary
	First Year	2018

Other business experience (last three years)	Higher Grounds Trading Company - Co-Founder/Director Sep 2001 – Present; Traverse City, MI Oversee operations and Producer relations at Higher Grounds Trading Co. - http://www.highergroundstrading.com - a 100% fair trade and organic specialty coffee roasting company.

Key Person	Andrew P Cole
Position with the Company Title First Year	Board Director 2021
Other business experience (last three years)	**Principal Consultant**, February 2020 to Present - Mainspring Consulting LLC. Responsibilities include management consulting and coaching. **Executive Director**, January 2018 to December 2019. 20Fathoms.

Key Person	Valarie S Handy
Position with the Company Title First Year	 President 2019
Other business experience (last three years)	USDA Rural Development - Innovation Center Social/Data Scientist ○ Translate program performance research results for USDA leadership, internal staff members, community partners and external customers ○ Design and Administer access provisioning process related to agency data and data visualization tools including the development and facilitation of three internal communities of practitioners (#datapeople) ○ Set key performance indicators to strategically invest in distressed communities for increased impact with limited funding ○ Support the development of a Departmental data governance structure ○ Design and develop data visualizations that improve leadership's ability to make decisions

Key Person	Nicholas D Viox
Position with the Company Title First Year	 Board Director 2019
Other business experience (last three years)	**President & Programming/ Events Co-Chair** 2018 - Present.

Key Person	Attia Qureshi
Position with the Company Title First Year	 Board Director 2019
Other business experience (last three years)	**Fouder & Principal - Culture & Leadership Consultant** - 2017 - Present

Key Person	Matthew F. Hollander
Position with the Company Title First Year	 Treasurer 2020
Other business experience (last three years)	Hollander Development Corporation - President/Principal Mar 2018 – Present (President), Sept 2013 -- Present (Principal); Portage, Michigan Developer of affordable multifamily housing. Developer of commercial, mixed-use, and other real estate projects. Expert in LEED and other green building programs. Expert in lifecycle analysis, energy conservation measures, and sustainability. Oversee day to day operations of Hollander Development Corporation's Michigan real estate portfolio. Consult clients on tax credits, grant programs, and other financial tools.

Key Person	Michael D Mittelstaedt
Position with the Company Title First Year	 Board Director 2019

Other business experience (last three years)	**Director** , **Film and New Media Interlochen Center for the Arts** 2005 - Present

Key Person	Leslie Donaldson

Position with the Company	
Title	Chief Executive Officer 2022
First Year	

Other business experience (last three years)	- **Assistant Teaching Professor, Carnegie Mellon University.** Aug 2018 - Jun 2022. *Served as a full- time faculty member in the Master of Arts Management (MAM) Program.* **Director of Engagement, Interlochen Center for the Arts.** Aug 2015-Aug 2018. *Served in a newly-created leadership role and division to design and oversee* - *institutional engagement initiatives on campus, off campus, and virtually.* (Previous Role: Director of College of Creative Arts, Sept 2013- August 2015) **Executive Director, Arts Council of Greater Lansing.** Nov 2005-Sept 2013. *Cultivated strategic local, regional, and statewide municipal and business partnerships to meet cultural needs, raise funds, and deliver direct programs and services to 140 arts and cultural agencies and 200 artists in three counties.*

Key Person	Katherine Redman

Position with the Company		
	Title	Program Director
	First Year	2018

Other business experience (last three years)	**Project Director/Co-Founder** Commongrounds Cooperative 2018 - present Attorney Commonplace law - 2017 to Present

Key Person	Rob Bacigalupi

Position with the Company		
	Title	Director
	First Year	2022

Other business experience (last three years)	**Principal Consultant, Mission North, LLC**. Jan 2010 - Present. *Assist communities with housing initiatives and incentives and facilitate development and strategic planning for economic development organizations.* **Executive Director**, Traverse City Downtown Development Authority. 19 years, 3 months. *Served in a variety of roles including Executive Director overseeing agency in charge of promoting economic development and managing parking in one of the Midwest's most dynamic small towns.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Katherine Redman	20%

(D) The Company's Business and Business Plan

Our Mission

Commongrounds is a real estate cooperative in Traverse City, with a goal to develop real estate that meets community needs and increases quality of life in the region.

- Commongrounds has two classes of ownership: our commercial real estate tenant-owners (businesses and nonprofits), and members of our community. All investors must purchase a
$50 lifetime (non-refundable) share to become a community owner in Commongrounds. This allows you to be an owner of the cooperative and have the opportunity to invest in the project and receive regular updates. You may also choose to pay an annual membership fee to be an active member who can participate in governance and membership benefits. To purchase a $50 ownership share, please go to www.commongrounds.coop/join.
- More than a building project, Commongrounds will be a backbone support for space and activities integrating wellness, arts, family, and food to help people and organizations be healthy, connected, creative, and inclusive.

Together, we will provide shared value and triple bottom line returns on investment to tenants, partner organizations, and people working, living, learning, and playing in the region.

The Team

Leslie Donaldson, Chief Executive Officer

Leslie joined Commongrounds in June 2022 with decades of experience leading complex initiatives in community engagement, educational programming, and creative placemaking. Prior to Commongrounds, Leslie served as an Assistant Teaching Professor at Carnegie Mellon University, held two different senior leadership roles at Interlochen Center for the Arts, and designed and lead a range of festivals, programs, and community endeavors in Lansing, Michigan, including a collaboration with governmental partners and Michigan State University on a regional cultural economic development initiative. Leslie holds her Master of Fine Arts from Rhode Island School of Design and a Bachelor of Fine Arts from Michigan State University. She is a proud graduate of Traverse City Central High School and has been a lifelong advocate for Northern Michigan.

Kate Redman, Project Director

Kate Redman is a community enterprise attorney and the co-founder and project director of Commongrounds, a real estate cooperative in Traverse City, Michigan. Commongrounds develops real estate that is owned by its tenants and community and is designed to meet community needs and increase the quality of life in northern Michigan. Kate also founded Commonplace, a nonprofit coworking and community hub in Traverse City.

Andrew Lutes, Chief Operations Officer

Andrew's background spans from hospitality management and purpose-driven business operations, to music performance and early childhood tutoring. Most recently, he came to the project in October of 2020 after working as the General Manager of Workshop Brewing since 2016.

Joy Martin Omar, Director of Stakeholder Engagement and Events

A "professional people person" with over a decade of sales and marketing experience, Joy takes pride in connecting communities through mission-driven business and local food systems. Raised in Ann Arbor, Michigan she established a career in artisan retail at Zingerman's Delicatessen, and joins Commongrounds after three years as Marketing Manager and Assistant General Manager at Common Good Bakery in Traverse City, Michigan. Joy also runs Saltless Sea Creamery alongside husband/cheesemaker, Dave, and can often be found trying to keep up with her two young sons (Sam, 2 and Milo, 9 months) while wondering where she left her last cup of coffee.

Joey DiFranco, Creative Director

With over 15+ years as a creative and media strategist, Joey has driven growth and creative innovation for a variety of global brands including Nike, Google, Allstate, Fuji and more. An entrepreneur and media futurist, Joey seeks out unique strategies and opportunities for both investment and development, often on a non-traditional path.

Jessica Kooiman Parker, Visual Arts Curator and Designer

Jessica is an independent curator, art advisor, and designer developing the contemporary visual art program at Commongrounds. In her previous work, Jessica served as the Executive Director and Curator of the Firehouse Art Center in Longmont, CO, where she increased the budget and attendance while fulfilling the mission of providing life enhancing experiences through art. After becoming a mother, Jessica transitioned to independent curation, working with Redline Contemporary Art Center in Denver and Artworks Loveland before becoming the Visual Arts Curator of the Dairy Arts Center in Boulder, CO. Jessica holds her Bachelor of Fine Arts from the University of Wisconsin-Stout.

Ray Kendra, Architect

Ray Kendra is the architect of Commongrounds and founder/principal at Environment Architects, an architectural firm focused designing buildings that contribute to the environments that surround us. The firm looks at the circumstances, objects and conditions that are all around and create spaces that are functional, well-thought and beautiful. His experience includes residential and multi-use buildings similar in scope and size as Commongrounds.

Cunningham-Limp Construction, Construction Management

Cunningham-Limp is the construction management firm construction the building. They are a diversified real estate firm that specializes in development, design, and construction. They lead with a team of real estate experts, financial advisors, architects, engineers, and construction professionals. We deliver solutions by integrating with an ownership team and actively managing projects from concept through completion, assuming 100% responsibility for all phases of each project.

Sam Bennett, Project Manager

After receiving his Business Management and Marketing Degree from Loyola Marymount University, Sam started his career developing and executing grassroots marketing strategies for Red Bull Energy Drink, and then went on to lead global lifestyle marketing and entertainment projects for GoPro Inc. Today, Sam is a consultant with SwellMinded, an impact consultancy where he works as a strategist, project manager, and content producer focused on helping purpose-driven organizations better communicate the good that they are doing for their communities and our environment. Sam works closely with Commongrounds Cooperative through his role at SwellMinded.

Elise Crafts, Communications Manager

Elise is a consultant via her firm Statecraft, a community development consultancy founded in 2018 to help communities and organizations make their visions a reality. Elise combines her experience with community engagement, planning, development, and implementation to facilitate processes that are community-informed, action-oriented, partnership-driven, and tailored. In addition to her expertise in community development, Elise also offers communications services, including content development and project management to help project leaders fulfill their visions.

The Building

Our pilot project is 414 E. Eighth Street, a 4-story mixed-use building opening to the public in early 2023.

¶Located on the Boardman/Ottoway River and in the heart of the North Boardman Lake District in downtown Traverse City, Michigan -- the building offers stunning views of the river and easy access to nearby trails and multi-modal transportation.

- The building is designed to meet community needs, offering workforce housing co-located with expanded locations for local nonprofit and business organizations focused on food, family, arts, and wellness.
- Its development adds timely momentum to the redevelopment of 8th Street as a vibrant bike-and pedestrian-friendly neighborhood corridor.
- The green design uses low impact design principles and features a green roof, energy and water efficient construction, low-emitting materials, and stormwater managed onsite.

Inside the Space

Inside 414 E. Eighth Street you will find integrated community spaces, featuring tenant partners focused on food, family arts, and wellness--and workforce housing rental units.

- The first floor is home to an early childhood education center along with a restaurant and cafe that mentors food entrepreneurs, lowering barriers to success and integrating them with the local food network.
- The second floor contains a 150-seat performing arts and event venue, a teaching kitchen, and coworking and meeting space for nonprofits and small businesses.
- The third and fourth floors provide workforce housing, which are a mix of studio and 1- and 2-bedroom apartments. Rents vary based on income and are set to be affordable for people earning 60% of area median income up to market rate units.

Use of Funds: Making this House a Home!

In Phase I and Phase II of our financing, we raised the money we needed to build a building--but your investment in Phase III will help us launch the project and open its doors, making the building even better and ensuring long-term sustainability for this place our community can all call home.

- Final hard construction costs, such as: solar infrastructure, teaching kitchen completion, and a marquee; community amenities focused on food, families, arts, and wellness; and other build-out items to improve common areas and support our tenant-owners
- Operating capital, such as: additional staffing for next 16 months, design, food/arts/family incubation, licensing, technology, communications, financing costs, reserve
- Replacement of other financing with community investment

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix B for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	October 31, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Repayment of bridge loans for construction	$33,000	$400,000
Add'l build out costs and community amenities	$27,250	$400,000
Operating capital (additional staffing for next 16 months, design, food/arts/family incubation, licensing, technology, communications, financing costs, reserve	$33,000	$132,500
Mainvest Compensation	$6,750	$67,500
TOTAL	$100,000	$1,000,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button Follow the
- instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of equity investment certificates, which we refer to as "Investment Certificates." The Investment Certificates are being offered at a value of $1 per Investment Certificate.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of equity investment certificates, which we refer to as "Investment Certificates." The Terms of the Investment Certificates are set forth in the C-2 Investment Certificate Agreement attached as Appendix A. Copies of the Investment Certificate are attached to this Form C.

Summary of Terms

All investors must join as an owner of the Cooperative (www.commongrounds.coop/join). The Investment Certificates provide owner-investors with an opportunity to earn an equity-like dividend return, beginning the year after building completion, which will be disbursed annually from there forward until the the investor withdraws and is repaid their original investment amount. The rate of return issued to each investor will be dependent on whether they select the regular return rate or our social impact return option. The regular rate will be 6% annually on the amount invested, while the social impact rate will be 3% annually, with an additional 3% being directed by the cooperative board to areas of social impact in the community and the building. The investor will annually have the option to choose to withdraw their capital after Year 5, contingent upon the Cooperative obtaining replacement capital. Investors will also receive perks as outlined below. Details are available in the investor agreement.

Obligation to Contribute Capital

Once you pay for your Investment Certificate, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company..

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares

Modification of Terms of Notes

The terms of the Investment Certificates may be modified or amended with the consent of Investors holding 50% of the Investment Certificates, measured by the total amount outstanding under each Investment Certificate.

Other Classes of Securities

Name of Security	C-1 Investment Certificates
Number of Shares Outstanding	1223667
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Non-voting
How these securities differ from the Investment Certificates being offered to investors	The securities being offered in this round of funding are similar non-voting equity securities. with the same dividend yield as 2021. Please see offering disclosures for more details.

Name of Security	C-1T Investment Certificates
Number of Shares Outstanding	957086
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Non-voting
How these securities differ from the Investment Certificates being offered to investors	These are non-voting investment certificates issued on behalf of investors to provide down payments on behalf of investors, with potential to earn preferred returns paid by the tenant- owners and Commongrounds (issued in 2020 and 2021)

Name of Security	Class C Community Owner Shares
Number of Shares Outstanding	852
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting
How these securities differ from the Investment Certificates being offered to investors	Class C shares are purchased by community members for $50 each and have rights described in Cooperative governing documents and share agreements.

Name of Security	Class T-1 Tenant-Owner Shares
Number of Shares Outstanding	6
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting
How these securities differ from the Investment Certificates being offered to investors	Class T-1 shares are purchased by commercial tenant-owners and are accompanied by a long-term lease agreement for a specific unit in the building. The price of these shares is tied to the square footage of the unit (approximately $285/sq ft plus other construction, financing, and ongoing costs).

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Investment Certificates.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Katherine Redman	20%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed.

How the Certificates are Being Valued

The Company is offering "securities" in the form of equity investment certificates, which we refer to as "Investment Certificates." The Investment Certificates are being offered at a value of $1 per Investment Certificate.

(N) **The Funding Portal**

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) **Compensation of the Funding Portal**

MainVest will be paid 5.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Coastal States Bank	$8,000,000	5.5%	02/26/2051	First Mortgage, U.S. Dept of Ag Business & Industry Loan Guarantee
IFF	$1,500,000	6.625%	09/01/2037	Second Mortgage
HASI OBS OP A LLC	$1,850,000	5.8%	12/02/2046	PACE Special Assessment Financing
Anonymous	$375,000	6%	01/31/2023	Community Owner Bridge Loans

(Q) Other Offerings of Securities within the Last Three Years

The company has had three prior securities offerings consisting of the following:

On February 21, 2019, the Company began an offering under the Regulation Crowdfunding [Section 4(a)(6)] exemption. The securities being sold were C-1 Investment Certificates, which are Non-voting equity certificates of the company. Through this exemption, a total of $272,450 of C-1 Investment Certificates were sold. The proceeds were used for land acquisition and location buildout.

On June 13, 2019, the Company began an offering under the Regulation D Rule 504(b) exemption. The securities being sold were C-1 Investment Certificates, which are Non-voting equity certificates of the company. Through this exemption, a total of $546,000 of C-1 Investment Certificates were sold. The proceeds were used for land acquisition and location buildout.

October 2021 Rule 17CFR 227 (Regulation Crowdfunding) Investment Certificates totaling $430,900. Please refer to the company's Form C/U dated August 11th, 2022 for additional disclosures.

(R) Transactions Between the Company and "Insiders"

Related Entities The Company is subject to various conflicts of interest arising out of its relationship with an affiliated entity, Commongrounds, LLC (the "Affiliate"), a real estate LLC owned by the Company and investors. Some community owners of the Company are also owners in the Affiliate. The Company and the Affiliate are co-owners of the Property. In addition, commercial tenants and community owners of the buildings are also shareholders in the Company and elect and/or serve as directors. Any related person or entity that is or has a representative on the Board will recuse themselves from votes on matters that disproportionately affect their financial interest relative to other directors and will fully disclose any such interest (pursuant to Company policy). Conflicts that involve all directors will be resolved through the exercise of the Cooperative Board's judgment and the Company's investment objectives and policies.

Related Party Participation in the Offering Any securities subscribed for by officers, directors, or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been raised in the Offering.

Financial Obligations Relating to Entities Under Common Control The Company has entered into a land lease with the Affiliate for a 99-year lease for the property under construction at 414 E 8th Street. The Affiliate previously raised $550,000 in equity (the "Affiliate Capital") to purchase the land for the Project, which is co-owned by the Affiliate and the Company. In return for the Affiliate Capital, the Affiliate is entitled to a 250% buyout on 75% of the capital contributed in Year 10. On the other 25% of the capital contributed, the Affiliate is entitled to annual interest payments of 7.5% and a 150% buyout in Year 10. There are no voting rights afforded to the Affiliate in association with the Affiliate capital, however the return provisions outlined herein will be senior in preference to the C-1 Investment Certificates contemplated in this Offering. If there were to be insufficient capital available to pay both the obligations to the Affiliate and the obligations to the Investors in this Offering, the Investors in this Offering may not receive a return on investment or a return of their initial capital contribution

(S) The Company's Financial Condition

Commongrounds Cooperative (the "Company") is organized as a Michigan non-profit corporation which operates for the purposes of community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

Please see our 2021 audit for detailed information on our financials as of December 31, 2021. We are still finalizing review of our 2022 financial statements (as of January 17, 2023), but here is a good faith summary as of December 31, 2022.

As of December 31, 2020 the Company had assets of $11,982,136.58, which was comprised primarily of property, including construction in progress ($10,429,248), capitalized soft costs ($485,631); as well as a deferred tax asset of $85,913, and other assets of cash, investment, and interests reserves held by our lenders (together totaling $930,926 with $40,416 in cash and
$310,356 in cash interest reserves).

Commongrounds Cooperative is the majority (60%) owner of Commongrounds, LLC, which has leased the land at 414 E. 8th Street to Commongrounds Cooperative for 99 years for construction of a building. Commongrounds LLC is co-owned by investors (none of whom own more than 10%), who collectively invested $550,000 into the land purchase. Commongrounds Cooperative is planning to purchase the LLC co-ownership interests no later than 2028.

The company has had no major cash events since the 2022 financial sheets other than regular monthly operational expenses. The company did experience the following major cash event in 2021-22:

- Received a $1.5mm grant from the Michigan Strategic Fund in February 2021 for the construction of a new commercial and residential development.

- Entered into an agreement with a bank on February 26, 2021, for a construction loan not to exceed $8mm. This loan is collateralized by all assets of the cooperative. Almost $8mm has been drawn as of December 31, 2022 in order to complete construction on the building.

- Entered into an agreement on February 26, 2021 with HASI OBS OP A LLC for a loan in the amount of $1,850,000. This loan is collateralized by real estate and is a PACE Special Assessment that stays with the property rather than the cooperative.

- Entered into an agreement on February 26, 2021 with IFF, which is a non-profit Community Development Financial Institution (CDFI), for a loan of up to $1,500,000. This loan is collateralized by real estate. About $1m has been drawn as of December 31, 2022 in order to complete construction on the building.

¶Received approximately $660,000 for the issuance of Class T-1 certificates for community owner investors supporting specific commercial tenant-owners. These investors will earn a preferred dividend for their investment and be repaid by the tenant-owners.

¶Received approximately $430,000 in a Mainvest investment crowdfunding campaign as Community Owner investment certificates.

¶Received bridge loans totally $375,000 from community owners while we pursue and increase in loan funds from IFF (anticipated by March 2023).

¶Received a temporary certificate of occupancy for the entire building excepting commercial tenants who are not yet operational but are planning to be by spring 2023.

As of December 31, 2022, the Company just started generating revenue through rental of residential units and it rented at 85% of capacity. The commercial portions of the building are fully leased to our commercial tenant-owners but are not yet fully operational and open to the public. Commongrounds expects to start earning revenue from commercial tenants and from community membership events and rentals in Q1 of 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

In terms of expenses, in 2022 the Company had total expenses of approximately $1,236,365, which included: construction loan interest payments ($310,356), taxes ($102,854), and various operations, staff, and contractor fees related to construction and operations.

Financial liquidity

Commongrounds Cooperative has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Commongrounds Cooperative expects its liquidity position to grow as it generates revenue this year and also decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix C for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$819,356	$1,597,962	$1,627,140	$1,657,073	$1,687,783
Cost of Goods Sold					
Gross Profit	$819,356	$1,597,962	$1,627,140	$1,657,073	$1,687,783
EXPENSES					
Utilities	$8,749	$13,123	$9,191	$9,420	$9,655
Salaries	$266,667	$275,000	$283,250	$291,748	$300,500
Insurance	$8,399	$8,608	$8,823	$9,043	$9,269
Repairs & Maintenance	$11,667	$11,958	$12,256	$12,562	$12,876
Legal & Professional Fees	$9,000	$9,225	$9,455	$9,691	$9,933
Marketing & Member Services	$14,175	$18,900	$14,892	$15,264	$15,645
Property Taxes	$127,000	$160,929	$133,429	$136,764	$140,183
General/Admin	$22,792	$18,500	$23,945	$24,543	$25,156
Security Expenses	$4,667	$8,000	$8,240	$8,487	$8,742
Landscaping & Snow Removal	$4,375	$7,500	$7,725	$7,957	$8,195
Commongrounds LLC Owner Preferred Return	$10,313	$10,313	$10,313	$10,313	$10,313
Operating Profit	$331,552	$1,055,906	$1,105,621	$1,121,281	$1,137,316

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$77,330.95	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$165,325.03	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-106,146.08	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA,
WV, WI, WY, B5, GU, PR, VI, 1V